KB GLOBAL HOLDINGS LIMITED	No 3 Building of No 1 Jiali Construction Plaza FL 13, No. 4th Central Road, Futian, Shenzhen Guangdong Province, 518000, People’s Republic of China

February 1, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Jacob Luxenburg

David Irving

Eric Envall

David Lin

Re:	KB Global Holdings Limited

Registration Statement on Form S-1

Filed December 16, 2021

File No. 333-261688

Dear Sir or Madam:

KB Global Holdings Limited (the “Company”) is filing amendment number 1 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to Li Guo, Chief Executive Officer of the Company, dated January 13, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form S-1 filed on December 16, 2021

General

1. Since this offering is on a best efforts basis with no minimum number of shares to be sold, please revise your disclosure suggesting that a certain amount of proceeds will be received. As examples only, we note your disclosure under the section headed “The Offering - Use of Proceeds” on page 5 and the last risk factor on page 19.

We have revised the disclosure throughout to reflect that there is no minimum number of shares that will be sold.

2. We note your statements on the cover page and in the “Plan of Distribution” section that this is a direct public offering by your officers and directors for the company and its management, on a no minimum, best efforts basis. However, we also note your statements on the cover page and elsewhere referencing the underwriter(s) and their over-allotment option, as well as the Underwriting Agreement and Deposit Agreement. Please revise for consistency and to clarify your offering structure.

We have removed all references to an underwriting and the related agreements.

3. Please revise to disclose the information required by Item 404 of Regulation S-K.

We have added the related party information required by Item 404 into the Amendment.

Cover Page

4. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

We have added the following to the Amendment: In 2017, we restructured our holding structure to facilitate an offshore listing of shares. On November 17, 2017, our company, KB Global Holdings Limited, was incorporated in the Cayman Islands, with authorized share capital of 5 billion ordinary shares, par value of US$0.00001 per share.

On November 20, 2017, Kesheng Global (HK) Limited, or Kesheng HK, was incorporated in Hong Kong as a wholly-owned subsidiary of KB Global Holdings Limited.

On January 18, 2018, Suzhou Keju Enterprise Management Consulting Limited, or Suzhou Keju, our WFOE, was incorporated in Suzhou, PRC, with registered capital of US$10 million, as a wholly-owned subsidiary of Kesheng HK.

In July, 2019, our WFOE and Beijing Kezhao entered into an Exclusive Business Cooperation Agreement, pursuant to which WFOE agreed to bear the losses of Beijing Kezhao. Currently, the incomes and profits of WFOE are completely dependent on Beijing Kezhao.

If Beijing Kezhao suffers losses, the losses will be carried over and deducted from the payment to WFOE in the following month(s). Thus, WFOE would be required to absorb any losses incurred by Beijing Kezhao and, moreover, would be required to continue to provide services to Beijing Kezhao pursuant to the Exclusive Business Cooperation Agreement without receiving any payment. There can be no guarantee that WFOE will be able to recoup any of the losses incurred by Beijing Kezhao. Further, under the Exclusive Business Cooperation Agreement, WFOE may absorb the losses at a time when WFOE does not have sufficient cash to provide services and at a time when WFOE or we may be unable to borrow such funds on terms that are acceptable, if at all. As a result, WFOE is deemed to bear any losses suffered by Beijing Kezhao under the Exclusive Business Cooperation Agreement, and any losses absorbed by WFOE may have an adverse effect on our liquidity, financial condition and results of operations.

5. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

We have added the following disclosure:

All of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between the Renminbi and foreign currencies, and regulate the growth of the general or specific market. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has been building a comprehensive system of laws and regulations governing economic matters in general. The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct our business primarily through our WFOE, the VIE and its subsidiaries established in China. These companies are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract.

However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Each of the Material PRC Companies has been duly established and is validly existing as a limited liability company under PRC Laws, and has received all Governmental Authorizations for its establishment to the extent such Governmental Authorizations are required under applicable PRC Laws, and its business license is in full force and effect. Each of the Material PRC Companies has the capacity and authority to own assets, to conduct business, and to sue and be sued in its own name under PRC Laws. The articles of association, business license and other constitutional documents (if any) of each Material PRC Company comply with the requirements of applicable PRC Laws and are in full force and effect. To the best of our knowledge after due inquiry, none of the Material PRC Companies has taken any corporate action, nor have any legal proceedings commenced against it, for its liquidation, winding up, dissolution, or bankruptcy, for the appointment of a liquidation committee, team of receivers or similar officers in respect of its assets or for any adverse suspension, withdrawal, revocation or cancellation of its business license.

The registered capital of each of the Material PRC Companies has been duly paid in accordance with applicable PRC Laws and their respective articles of association, to the extent that such registered capital is required to be paid prior to the date hereof. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, (i) all the equity interests of the Material PRC Companies are owned by their respective shareholder(s) and (ii) to the best of our knowledge after due inquiry, each of the Material PRC Companies has obtained all Governmental Authorizations for the ownership interest owned by its respective shareholder(s). Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the equity interests of the Material PRC Companies are owned by their respective shareholder(s) free and clear of any pledge or other encumbrance under PRC Laws, and there are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any equity interest in any Material PRC Company under PRC Laws, except for (i) those provided in the VIE Agreements, (ii) the statutory veto right and/or right of first refusal that the other shareholder(s) (if any) of such Material PRC Companies may have in respect of any transfer or other disposal of the equity interests by any shareholder of such Material PRC Companies as provided under PRC Laws, or (iii) such encumbrance that would not be reasonably expected to have a Material Adverse Effect.

Trading securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor, and that as a result an exchange may determine to delist your securities.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” for a detailed discussion of certain risks that you should consider in connection with an investment in our Common Stock. There are specific risks related to having operations in China that the Company has been organized to avoid.

6. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

We have added the following disclosure:

KB Global Holding Limited is a holding company and we operate our business through our PRC variable interest entity, Beijing Kezhao in China. We exercise effective control over the operations of Beijing Kezhao pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits.

We have relied and expect to continue to rely on contractual arrangements with Beijing Kezhao and its shareholders to operate our private equity businesses. These contractual arrangements may not be as effective in providing us with control over the VIE as direct ownership. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the Board of Directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance of the contractual obligations by the VIE and its shareholders to exercise control over the VIE. Although we have been advised by our PRC Legal Advisors, each contract under WFOE’s contractual arrangement with Beijing Kezhao is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Beijing Kezhao as direct ownership of Beijing Kezhao would be.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among WFOE, the VIE and the shareholders of the VIE do not represent arm’s-length prices and consequently adjust WFOE’s or the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIE, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on WFOE or the VIE for any unpaid taxes. Our consolidated net income may be materially and adversely affected if WFOE or the VIE’s tax liabilities increase or if they are subject to late payment fees or other penalties.

Prior to the completion of this offering, Beijing Kezhao has been operated as a private company located in China. In connection with this offering, we formed our company, KB Global Holdings Limited in the Cayman Islands, Kesheng Global (HK) Limited, in Hong Kong, WFOE, Beijing Kezhao, our variable interest entity in China, and its subsidiaries. In the process of taking these steps to prepare our company for this initial public offering, senior management of Beijing Kezhao became the senior management of our company. None of senior management of our company has experience managing a public company or managing a Cayman Islands company.

As a result of this offering, our company will become subject to laws, regulations and obligations that do not currently apply to it, and our senior management currently has no experience in complying with such laws, regulations and obligations. For example, prior to this offering, KB Global Holdings Limited will need to comply with the Cayman Islands laws applicable to companies that are domiciled in that country. The senior management is only experienced in operating the business of Beijing Kezhao and its subsidiaries in compliance with PRC laws. However, by virtue of this offering, our company will be required to file annual and current reports in compliance with U.S. securities and other laws. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on our company. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require our senior management to devote time and resources to such efforts that might otherwise be spent on the management of corporate private equity funds.

7. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

We provided the description that we rely primarily on dividends paid by WFOE for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in the PRC is subject to limitations as described herein. Under Cayman Islands law, we may pay dividends from legally available realized and unrealized profits of the Company, and/or its share premium account and/or as otherwise permitted by the Companies Act, provided that we must be solvent before and after the dividend payment in the sense that we will be able to pay our debts as they become due in the ordinary course of business. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from WFOE.

Our revenue, net income and cash flow are variable. For example, our cash flow fluctuates because we receive carried interest from our funds only when investments are realized and achieve a certain preferred return. We may also experience fluctuations in our results, including our revenue and net income, from period to period, due to a number of other factors, including changes in management fees as well as changes in the amount of distributions, dividends, or interest paid in respect of investments; changes in our operating expenses; or the degree to which we encounter competition and general economic and market conditions. Such variability in the timing and amount of our accruals and realizations of carried interest and management fees may lead to volatility in the trading price of our shares, and, therefore, our results and cash flow for a particular period may not be indicative of our performance in a future period.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Shares.

Pursuant to the Implementation Rules for the new Chinese enterprise income tax law, effective on January 1, 2008, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of up to 10%. Pursuant to Article 10 of the Arrangement Between the Mainland of China and the Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income effective December 8, 2006, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of up to 5%.

The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. WFOE is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its compulsory reserves fund until the accumulative amount of such reserves reaches 50% of its registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

Cash dividends, if any, on our Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

8. Noting your disclosure on page 5 and in second risk factor on page 21, if you anticipate applying for quotation or listing of your ordinary shares on the OTCQB market or a national securities exchange, please disclose this on the cover page. If the offering is not conditioned on your shares becoming quoted or listed, please revise the cover page to so state and include appropriate risk factor disclosure.

We have added the disclosure related to quotation on the OTCQB on the cover page, and elsewhere, as appropriate.

We are not registered on any market or public stock exchange. There is presently no demand for our common stock and no public market exists for the shares being offered in this prospectus. We plan to contact a market maker immediately following the completion of the offering and apply to have the shares quoted on the OTCQB. The OTCQB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter securities. The OTCQB is not a issuer listing services, market or exchange. Although the OTCQB does not have any listing requirements per se, to be eligible for quotation on the OTCQB, issuers must remain current in their filings with the SEC or applicable regulatory authority. If we are not able to pay the expenses associated with our reporting obligations we will not be able to apply for quotation on the OTCQB. Market makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCQB that become delinquent in their required filings will be removed following a 30 to 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between the Company and anyone acting on our behalf, with any market maker regarding participation in a future trading market for our securities. If no market is ever developed for our common stock, it will be difficult for you to sell any shares you purchase in this offering. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all. In addition, if we fail to have our common stock quoted on a public trading market, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

9. Please revise the cover page to indicate that after completion of the offering, public stockholders will have less then 1% of the total stockholder ownership in the company.

We have revised the cover page accordingly.

10. Please revise to define the capitalized term “General Disclosure Package.”

We have removed all references to “General Disclosure Package.”

Cautionary Statement Regarding Forward-Looking Statements, page 1

11. We note your reference to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company. See Section 27A(a)(1) of the Securities Act and Section 21E(a)(1) of the Exchange Act. Therefore, please delete the references to the safe harbor or state explicitly that the safe harbor protections do not apply to your company.

We have deleted the references to the safe harbor.

Prospectus Summary, page 2

12. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

We have disclosed that we have relied and expect to continue to rely on contractual arrangements with Beijing Kezhao and its shareholders to operate our businesses. These contractual arrangements may not be as effective in providing us with control over the VIE as direct ownership. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the Board of Directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance of the contractual obligations by the VIE and its shareholders to exercise control over the VIE. Although we have been advised by our PRC Legal Advisors, each contract under WFOE’s contractual arrangement with Beijing Kezhao is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Beijing Kezhao as direct ownership of Beijing Kezhao would be.

The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Beijing Kezhao were to refuse to transfer their equity interests in Beijing Kezhao to us or our designee when we exercise the call option pursuant to these contractual arrangements, if they transfer the equity interests to other persons against our interests, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

Contractual arrangements WFOE has entered into with the VIE may be subject to scrutiny by the PRC tax authorities and a finding that we or the VIE owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among WFOE, the VIE and the shareholders of the VIE do not represent arm’s-length prices and consequently adjust WFOE’s or the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIE, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on WFOE or the VIE for any unpaid taxes. Our consolidated net income may be materially and adversely affected if WFOE or the VIE’s tax liabilities increase or if they are subject to late payment fees or other penalties.

WFOE is required to bear the losses of Beijing Kezhao, thus our liquidity may be adversely affected, which could harm our financial condition and results of operations.

The VIE structure has been adopted by many PRC-based companies, including our Company, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the Draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the catalog of restrictions, the VIE structure may be deem a domestic investment only if the ultimate controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operations on the catalog of restrictions without market entry clearance may be considered as illegal.

If the VIE is deemed as a FIE, we face uncertainties as to whether market clearance is required, and, if required, whether we can timely obtained such clearance, or at all. If we are not able to obtain such clearance when required, the VIE structure may be regarded as invalid or illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with the shareholders of Beijing Kezhao, (ii) exert control over Beijing Kezhao and its subsidiaries, and (iii) receive the economic benefits of Beijing Kezhao and its subsidiaries under such contractual arrangements, consolidate the financial results of Beijing Kezhao and its subsidiaries. Were this to occur, our results of operations and financial condition would be materially and adversely affected.

13. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

We have clarified that since our operations and assets are located in China, shareholders may find it difficult to enforce a U.S. judgement against the assets of our Company, our directors and executive officers. Our operation and assets are located in China. In addition, our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of our officers or directors.

In 2006, the CSRC and five other PRC regulatory agencies jointly promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which regulates foreign investment in PRC domestic enterprises. The M&A Rule requires offshore special purpose vehicles formed for the purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of the special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the M&A Rule is currently unclear. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into China or the payment or distribution of dividends by our PRC subsidiary, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act, 2018 (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of fiscal years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Although it is presently anticipated that the Substance Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.”

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and failure to obtain such approval, if required, could have a material adverse effect on our business, results of operation and reputation and could also create uncertainties for this offering.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10 percent of our voting share capital in issue, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 7 days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of two or more shareholders present in person or by proxy being entitled to vote on resolutions of members to be considered at the meeting.

14. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have added that, while we face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, based on our current structure, these risks remain immaterial, regardless of the recent statements and regulatory actions by China’s government.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business. General macroeconomic conditions may materially and adversely affect our business, prospects, results of operations and financial position. The PRC government’s control over foreign currency conversion may adversely affect our business and results of operations and our ability to remit dividends. PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our operating subsidiary in China, which could materially and adversely affect our liquidity and our ability to fund and expand business.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions. Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment. The M&A Rules, among other things, purport to require CSRC approval prior to the listing and trading on an overseas stock exchange of the securities of an offshore special purpose vehicle established or controlled directly or indirectly by Material PRC Companies or individuals and formed for the purpose of overseas listing through the acquisition of PRC domestic interests held by such Material PRC Companies or individuals.

Based on our understanding of the explicit provisions under PRC Laws, except as disclosed in the Registration Statement and the Prospectus, and assuming no offer, issuance or sale of the Ordinary Shares has been or will be made directly or indirectly within the PRC, a prior approval from the CSRC is not required for the Offering. However, there are substantial uncertainties regarding the interpretation and application of the M&A Rules, other PRC Laws and future PRC laws and regulations, and there can be no assurance that any Governmental Agency will not take a view that is contrary to or otherwise different from our opinions stated herein. Subject to any applicable administrative procedures required by PRC Laws, and provided that all required Governmental Authorizations have been duly obtained, the due application of the net proceeds to be received by the Company from the issue Ordinary Shares as disclosed in the Prospectus under the caption “Use of Proceeds” does not and immediately after the Offering will not contravene any applicable PRC Laws, the articles of association or the business licenses of the Material PRC Companies, except for such contravention or default which would not be reasonably expected to have a Material Adverse Effect.

15. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company’s VIE structure has been approved by the CSRC. The approval is attached to the Amendment as an Exhibit.

16. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

We have added the following description:

WFOE, after receiving foreign exchange, enters into contracts with the operating entity, the contents of which are subject to service contracts between the two parties and the transfer of intellectual property rights through these contracts, a creditor-debtor relationship between WFOE and the operating entity. Under the payment system, WFOE takes these contracts and invoices issued by the operating entities and settles the Foreign Exchange with the banks, which pay the operating entities in Renminbi. No transfer, dividend or distribution has been made to the holding company up to now. The company’s ability to settle payments to its parent company and U. S. investors through the ODI filing and registration No. 37.

17. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and\ when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

The consolidated financial statement data are all from Beijing Kezhao, the parent company, VIE and WFOE have no financial data.

18. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

While we had it on the cover page of the Registration Statement, we have added the potential trading restriction to the Prospectus Summary in the Amendment. We have also added that our auditor is subject to such determinations.

Our Business, page 2

19. We note your disclosure in this section that you are a “high-tech alternative firm” and are “committed to developing high-end manufacturing, adhering to the extension of advanced materials to high-tech materials development.” In the risk factor section you disclose, “We operate and conduct fund raising activities in China. Currently, we invest in strategic emerging industries, including material science and engineering, renewable energy, intelligent manufacturing, and culture and entertainment, at all investment stages—pre IPO, IPO, and public securities markets.”

Please provide more detail as to the types of business you currently have and are targeting for the near future and what services you provide for these such companies. If you are an asset manager or investment company, please disclose that fact more clearly and provide disclosure regarding assets under management and other metrics utilized in that industry.

We have added the following:

SCOPE OF BUSINESS: Research and development, production and sales of new hollow plastic building formwork. Products include PP plastic building formwork with polypropylene as the main base material. Products are mainly used in housing construction, bridge, tunnel construction and other fields, and New materials, new technology-related industry companies to invest in mergers and acquisitions

20. Please revise your registration statement in order to better explain what you mean when referring to your business activities as “adhering to the extension of advanced materials to high-tech materials development.”

We have added that research and development, production and sale of new hollow plastic building template, and research and development of nano-materials used in the construction field, through the addition of nano-materials can significantly improve the strength and elongation of plastic, improve wear resistance and surface finish, improve anti-aging performance, in order to adhere to advanced materials to high-tech materials.

Risk Factors, page 6

21. Please add a risk factor addressing the risks to your U.S. investors stemming from your classification as a foreign private issuer.

We have added the appropriate risk factor

22. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

We revised our risk factor to state that, as a company incorporated under the laws of the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Suzhou Keju or WFOE,is a foreign-invested enterprise, or a FIE. To comply with PRC laws and regulations, we conduct our asset management businesses in China through contractual arrangements with Beijing Kesheng and its shareholders. These contractual arrangements provide us with effective control over the VIE and enable us to receive substantially all of the economic benefits of the VIE in consideration for the services provided by our wholly-owned PRC subsidiary, and have an exclusive option to purchase all of the equity interest in the VIE when permissible under PRC laws.

As advised by our PRC Legal Advisors, the corporate structure of the VIE in China is following all existing PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If we or our current or any future VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of Beijing Kezhao and its subsidiaries, revoking their business licenses or operating licenses, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting our rights to use the proceeds from this offering to finance our business and operations in China, or taking other enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations.

23. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

We have added a risk factor related to the enactment of the HFCAA to the Amendment.

24. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have clarified that we face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Despite the above, based on our current structure, these risks remain immaterial, regardless of the recent statements and regulatory actions by China’s government.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business. General macroeconomic conditions may materially and adversely affect our business, prospects, results of operations and financial position. The PRC government’s control over foreign currency conversion may adversely affect our business and results of operations and our ability to remit dividends. PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our operating subsidiary in China, which could materially and adversely affect our liquidity and our ability to fund and expand business.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions. Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment. The M&A Rules, among other things, purport to require CSRC approval prior to the listing and trading on an overseas stock exchange of the securities of an offshore special purpose vehicle established or controlled directly or indirectly by Material PRC Companies or individuals and formed for the purpose of overseas listing through the acquisition of PRC domestic interests held by such Material PRC Companies or individuals.

Based on our understanding of the explicit provisions under PRC Laws, except as disclosed in the Registration Statement and the Prospectus, and assuming no offer, issuance or sale of the Ordinary Shares has been or will be made directly or indirectly within the PRC, a prior approval from the CSRC is not required for the Offering. However, there are substantial uncertainties regarding the interpretation and application of the M&A Rules, other PRC Laws and future PRC laws and regulations, and there can be no assurance that any Governmental Agency will not take a view that is contrary to or otherwise different from our opinions stated herein. Subject to any applicable administrative procedures required by PRC Laws, and provided that all required Governmental Authorizations have been duly obtained, the due application of the net proceeds to be received by the Company from the issue Ordinary Shares as disclosed in the Prospectus under the caption “Use of Proceeds” does not and immediately after the Offering will not contravene any applicable PRC Laws, the articles of association or the business licenses of the Material PRC Companies, except for such contravention or default which would not be reasonably expected to have a Material Adverse Effect.

25. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company’s business does not involve Internet information, is not subject to the data security supervision of China’s state Internet Information Office (CAC) , and does not affect the company’s business and stock issuance

Risks Related to this Offering and Ownership of Our Shares, page 18

26. Please add here a risk factor that discusses the risks related to the fact that your offering is being made on a best efforts basis with no minimum level of shares required to be sold for the offering to proceed. Your risk factor should discuss the possibility that you may raise only a nominal amount of proceeds and you may be unable to implement your business plan.

We have added the applicable risk factor to the Amendment.

27. Please revise your filing to include a separate risk factor regarding the ability of your officers, directors and principal shareholders to control your company by virtue of their stock holdings.

We have added the applicable risk factor to the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

28. Please revise your next amendment to update Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the interim period information required by Item 303(c) of Regulation S-K.

We have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Amendment in order to update the periods covered.

29. As it pertains to your Results of Operations section, please revise your next amendment to address the following:

•	Fees and Other

o	How “Fees and Other” relate to the “Other Income” line item on your Consolidated Statement of Operations;

o	What generated your “other income” amounts and what your accounting policy is for recognizing income; and

o	Why your Other Income significantly decreased during 2020 as compared to 2019.

•	General and Administrative Expenses

o	How “General and Administrative Expenses” relate to the “Operating Expenses” line item on your Consolidated Statement of Operations;

o	What specifically generated your “Other expense” amounts; and

o	Why your General and Administrative Expenses increased significantly during 2020 as compared to 2019.

•	How your “Net Gains from Investment Activities” relates to the activity in your Consolidated Statement of Operations.

The company’s other income is interest income, which fell after the 2019 financial redemption. The operating expenses are auditor’s fees and office expenses, and the audit fees will be recorded in 2020, leading to a significant increase in fees.

30. Please revise your next amendment to update your Liquidity and Capital Resources section to include the information required by Item 303(b)(1) of Regulation S-K.

We have updated the Amendment to explain the change in the Company’s financial position.

31. We noted that you are currently consolidating BJKZ, which is an entity you consider to be a VIE and for which you do not hold any equity ownership rights. As such, please update your Critical Accounting Policies disclosure to include your policy for determining when, in accordance with ASC 810, an entity should be considered a VIE and when that entity should be consolidated in accordance with Item 303(b)(3) of Regulation S-K. Please also update the footnotes to your audited and unaudited financial statements to include the disclosures required by ASC 810-10-50 regarding your consolidation of BJKZ.

We have updated our Critical Accounting Policies disclosure to include your policy for determining when, in accordance with ASC 810, an entity should be considered a VIE and when that entity should be consolidated in accordance with Item 303(b)(3) of Regulation S-K. We also updated the footnotes to our2 audited and unaudited financial statements to include the disclosures required by ASC 810-10-50 regarding our consolidation of BJKZ.

Management, page 34

32. Please revise to clarify, if true, that your Chief Financial Officer, ZiYong Hu, is also a director of the company, as your signature page appears to indicate. As applicable, please also revise your disclosures referencing your “sole officer and director” (e.g., on the cover page and page 9).

We have removed reference to ZiYong Hu as a Director.

33. Please provide the executive compensation and corporate governance information that an emerging growth company is required to provide. Refer to Items 402(l) and 407 of Regulation S-K.

We have added the required information to the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 35

34. Please revise your disclosure to:

•	include the officers and directors individually and as a group in the beneficial ownership table, as required by Item 403(b) of Regulation S-K; and

•	identify the natural person(s) who directly or indirectly exercise sole or shared voting or investment control over the shares held by the entities listed in the table. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

We have revised the ownership table to show the current ownership.

Plan of Distribution, page 41

35. Please revise to describe the manner in which investors will subscribe for and receive their shares and clarify whether subscriptions are irrevocable. If a subscription agreement will be used, please file the form of subscription agreement as an exhibit. Refer to Item 601(b) of Regulation S-K.

We have added the method of subscription and included the form of agreement as an Exhibit.

36. Please revise to describe the various factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

We have added a Determination of Offering Price section and described the factors.

Report of Independent Registered Public Accounting Firm, page F-2

37. Please tell us, and revise your next amendment as appropriate, how you evaluated where there are conditions and events that raise substantial doubt about your ability to continue as a going concern. Refer to ASC 205-40-50. Also, tell us how your auditor, Centurion ZD CPA & Co. evaluated the Company’s ability to continue as a going concern and the need for explanatory language. Refer to PCAOB Audit Standard 2415.

We evaluated where there are conditions and events that raise substantial doubt about your ability to continue as a going concern in accordance with ASC 205-40-50. The evaluation of our ability to continue as a going concern ordinarily is based on conditions and events that are relevant to our ability to meet its obligations as they become due within one year after the date that the financial statements are issued.

We considered quantitative and qualitative information about the following conditions and events, among other relevant conditions and events known and reasonably knowable at the date that the financial statements are issued:

-	Our current financial condition, including its liquidity sources at the date that the financial statements are issued;

-	Our conditional and unconditional obligations due or anticipated within one year after the date that the financial statements are issued (regardless of whether those obligations are recognized in our financial statements);

-	The funds necessary to maintain the entity’s operations considering its current financial condition, obligations, and other expected cash flows within one year after the date that the financial statements are issued; and

-	The other conditions and events, when considered in conjunction with the bullets above, that may adversely affect our ability to meet its obligations within one year after the date that the financial statements are issued.

Our auditor, Centurion ZD CPA & Co. evaluated the Company’s ability to continue as a going concern and the need for explanatory language in accordance with PCAOB Audit Standard 2415. Our auditor evaluated whether there is substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the annual financial statements being audited. Their evaluation is based on their knowledge of conditions and events that exist or have occurred prior to the date of the auditor’s report. In specific, our major Chief Executive Officer, Ms Li Guo has provided confirmation to our auditor to maintain financial support to our Company. Accordingly, the auditor concluded that there is no substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time and no need for explanatory language.

Note 2. Summary of Significant Accounting Policies, page F-7

38. Please revise your next amendment to update your disclosure in both your annual and unaudited interim period financial statements to include your consolidation policy in accordance with the example outlined in ASC 235-10-50-4(a)

We have amended to update our disclosure in both our annual and unaudited interim period financial statements to include our consolidation policy in accordance with the example outlined in ASC 235-10-50-4(a).

Note 5. Income Taxes, page F-10

39. Please tell us why you did not recognize a deferred tax asset and corresponding valuation allowance for your loss from operations recognized in 2020. Further, please revise your next amendment to provide the income tax reconciliation required by ASC 740-10-50-12

We have amended to recognize a deferred tax asset and corresponding valuation allowance for your loss from operations recognized in 2020, and revised our amendment to provide the income tax reconciliation required by ASC 740-10-50-12.

Signatures, page II-3

40. We note that the power of attorney included on your signature page references the “Registration Statement on Form F-1,” which appears to be in error. Please revise.

We have revised to reference Form S-1.

Exhibits

41. The exhibit index indicates that Ogier will provide a “form of” opinion regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters. Please revise to indicate that counsel will provide a finalized and executed opinion or explain why counsel will not be in a position to do so by the time of effectiveness.

A finalized and executed opinion has been included.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours, /s/ Li Guo Li Guo

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